As filed with the Securities and Exchange Commission on May 26, 2016

Securities Act File No. 333-203475

Investment Company Act File No. 811-09243

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check Appropriate Box or Boxes)

☒	Registration Statement under the Securities Act of 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 2
and/or
☒	Registration Statement under the Investment Company Act of 1940
☒	Amendment No. 27

THE GABELLI UTILITY TRUST

(Exact Name of Registrant as Specified in Certificate of Trust)

One Corporate Center, Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 422-3554

Bruce N. Alpert

The Gabelli Utility Trust

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name and Address of Agent for Service)

Copies to:

Andrea R. Mango, Esq.	Rose F. DiMartino, Esq.
The Gabelli Utility Trust	Willkie Farr & Gallagher LLP
One Corporate Center	787 Seventh Avenue
Rye, New York 10580-1422	New York, New York 10019-6099
(914) 921-5100	(212) 728-8000

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-203475 and 811-09243) of The Gabelli Utility Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

(a)	None

(b)	Part A

None

Part B

The following statements of the Registrant are incorporated by reference in Part B of the Registration Statement:

Schedule of Investments at December 31, 2015

Statement of Assets and Liabilities as of December 31, 2015

Statement of Operations for the Year Ended December 31, 2015

Statement of Changes in Net Assets for the Year Ended December 31, 2015

Notes to Financial Statements for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2015

2. Exhibits

(a)(1)	Third Amended and Restated Agreement and Declaration of Trust of Registrant (4)

(a)(2)	Amended and Restated Statement of Preferences with respect to the 5.625% Series A Cumulative Preferred Shares (8)

(a)(3)	Second Amended and Restated Statement of Preferences with respect to the Series B Auction Market Preferred Shares (11)

(a)(4)	Statement of Preferences with respect to the 5.375% Series C Cumulative Preferred Shares (14)

(b)	Second Amended and Restated By-Laws of Registrant (4)

(c)	Not applicable

(d)(1)	Form of Registrant’s Common Share Certificate (3)

(d)(2)	Form of Registrant’s 5.625% Series A Cumulative Preferred Share Certificate (2)

(d)(3)	Form of Registrant’s Series B Auction Market Preferred Share Certificate (2)

(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of Registrant (1)

(f)	Not applicable

(g)	Form of Investment Advisory Agreement between Registrant and Gabelli Funds, LLC (1)

(h)(i)	Form of Underwriting Agreement (14)

(h)(ii)	Form of Master Agreement Among Underwriters (14)

(h)(iii)	Form of Master Selected Dealers Agreement (14)

(i)	Not applicable

(j)	Mutual Fund Custody and Services Agreement between Registrant and BNY Mellon (14)

(k)(1)	Form of Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (4)

(k)(1)(i)	Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (7)

(k)(1)(ii)	Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (7)

(k)(1)(iii)	Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (11)

(k)(1)(iv)	Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (11)

(k)(1)(v)	Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (11)

(k)(1)(vi)	Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (13)

(k)(1)(vii)	Amendment No. 7 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (14)

(k)(1)(viii)	Amendment No. 8 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (14)

(k)(2)	Fee and Service Schedule for Stock Transfer Services among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (4)

(k)(3)	Form of Auction Agency Agreement for the Series B Auction Rate Preferred Shares (2)

(k)(4)	Form of Broker-Dealer Agreement for the Series B Auction Rate Preferred Shares (2)

(k)(5)	Form of DTC Agreement for the Series B Auction Rate Preferred Shares (2)

(l)(1)	Opinion and Consent of Richards, Layton & Finger, P.A. (12)

(l)(2)	Opinion and Consent of Richards, Layton & Finger, P.A. with respect to the legality of the 5.375% Series C Cumulative Preferred Shares (14)

(m)	Not applicable

(n)(1)	Consent of Independent Registered Public Accounting Firm (13)

(n)(2)	Powers of Attorney (12)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)	Code of Ethics of the Investment Adviser and of the Registrant (11)

(r)(2)	Joint Code of Ethics of the Investment Adviser and of the Registrant for Chief Executive and Senior Financial Officers of the Gabelli Funds (10)

(1)	Incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, File No. 333-72983, as filed with the Securities and Exchange Commission on March 31, 1999.
(2)	Incorporated by reference from Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-105500 and 811-09243, as filed with the Securities and Exchange Commission on July 24, 2003.
(3)	Incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-118701 and 811-09243, as filed with the Securities and Exchange Commission on October 14, 2004.
(4)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on May 19, 2011.
(5)	Incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on July 25, 2011.
(6)	Incorporated by reference from Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on August 28, 2012.
(7)	Incorporated by reference from Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on October 18, 2012.

(8)	Incorporated by reference from Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on March 19, 2013.
(9)	Incorporated by reference from Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on May 20, 2013.
(10)	Incorporated by reference from Exhibit (a)(1) to Registrant’s Annual Report on Form N-CSR, File No. 811-09243, as filed with the Securities and Exchange Commission on March 9, 2015.
(11)	Incorporated by reference from the Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 17, 2015.
(12)	Incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on July 31, 2015.
(13)	Incorporated by reference from Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 19, 2016.
(14)	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” beginning on page 72 of the Prospectus and under the heading “Underwriting” beginning on page P-20 of the accompanying Prospectus Supplement is incorporated by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$5,810
NYSE listing fees	$20,000
Printing expenses	$43,000
Accounting fees	$43,000
Legal fees	$155,000
Rating agency fees	$48,000
Miscellaneous	$10,190

Total	$325,000

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of April 30, 2016:

Class of Securities	Number of Record Holders
Common Shares of Beneficial Interest	5,560
5.625% Series A Cumulative Preferred Shares	3
Series B Auction Market Preferred Shares	1

Item 30. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Article IV of the Registrant’s Amended and Restated Declaration of Trust provides as follows:

ARTICLE IV

LIMITATIONS OF LIABILITY AND INDEMNIFICATION

SECTION 4.1. No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

SECTION 4.2. Mandatory Indemnification.

(a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law as if the Trust were a corporation organized under the Delaware General Corporation Law provided that such indemnification has been approved by a majority of the Trustees.

SECTION 4.3. No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

SECTION 4.4. Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Section 5 of the Registrant’s Investment Advisory Agreement provides as follows:

5. Standard of Care

The Adviser shall exercise its best judgment in rendering the services described in paragraphs 2 and 3 above. The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters of which this Agreement relates, provided that nothing in this paragraph shall be deemed to protect or purport to protect the Adviser against any liability to the Fund or to its shareholders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Adviser’s reckless disregard of its obligations and duties under this Agreement.

Item 31. Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the SEC pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-37706).

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Custodian, BNY Mellon, 135 Santilli Highway, Massachusetts 02149, at the offices of the Fund’s Administrator, BNY Mellon Investment Servicing (US) Inc., 400 Bellevue Parkway, Wilmington, Delaware, 19809, and in part at the offices of Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Registrant undertakes to suspend the offering of shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from the later of its net asset value as of the effective date of the Registration Statement or the filing of a prospectus supplement pursuant to Rule 497, under the Securities Act, setting forth the terms of the offering or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

4. Registrant undertakes:

(a)	to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(4)	if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share.

(b)	that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Registrant undertakes:

(a)	that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on the 26th day of May, 2016.

THE GABELLI UTILITY TRUST

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President and Principal Executive Officer

As required by the Securities Act of 1933, as amended, this Form N-2 has been signed below by the following persons in the capacities set forth below on the 26th day of May, 2016.

NAME	TITLE

*
John D. Gabelli	Trustee

*
Anthony J. Colavita	Trustee

*
James P. Conn	Trustee

*
Vincent D. Enright	Trustee

*
Frank J. Fahrenkopf, Jr.	Trustee

*
Robert J. Morrissey	Trustee

*
Kuni Nakamura	Trustee

*
Anthony R. Pustorino	Trustee

*
Salvatore J. Zizza	Trustee

/s/ Bruce N. Alpert
Bruce N. Alpert	President and Principal Executive Officer

/s/ Agnes Mullady
Agnes Mullady	Treasurer and Principal Financial Officer

/s/ Agnes Mullady
Agnes Mullady	Attorney-in-Fact

*	Pursuant to a Power of Attorney

EXHIBIT INDEX

Exhibit Number	Description

(a)(4)	Statement of Preferences with respect to the 5.375% Series C Cumulative Preferred Shares

(h)(i)	Form of Underwriting Agreement

(h)(ii)	Form of Master Agreement Among Underwriters

(h)(iii)	Form of Master Selected Dealers Agreement

(j)	Mutual Fund Custody and Services Agreement between Registrant and BNY Mellon

(k)(1)(vii)	Amendment No. 7 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.

(k)(1)(viii)	Amendment No. 8 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.

(l)(2)	Opinion and Consent of Richards, Layton & Finger, P.A. with respect to the legality of the 5.375% Series C Cumulative Preferred Shares